Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2006

James M. McNeill
Senior Vice President, Chief Financial
Officer, Secretary and Treasurer
Pediatric Services of America, Inc.
310 Technology Parkway
Norcross, GA 30092

> **Re: Pediatric Services of America, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 14, 2005**
> **File No. 000-23946**

Dear Mr. McNeill:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1: Description of Business

Billing and Collection, page 10

1. We believe your disclosures regarding revenues could be improved. Please provide us
   the following information in a disclosure-type format:
   a. Whether your billing system generates contractual adjustments based on fee
      schedules of the patient's insurance plan for each patient encounter or if an

estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
  b. Your policy for collecting co-payments.
  c. Your day's sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 29-30

2. We believe that your disclosures as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format:

   - For each period presented, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for fiscal 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2004 and the amount of the new estimate or settlement amount that was recorded during fiscal 2005.
   - Quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
   - Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.
   - If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and provide the historical percentage of amounts that get reclassified into self-pay.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

3. Please tell us if the travel, auto and equipment leases expenses and delivery charges classified as Other Operating Costs and Expenses in your Consolidated Statements of Operations relate directly to the delivery of home nursing care. Tell us the nature and amount of these expenses for each period presented. Explain to us your rationale for including them in Other Operating Costs and Expenses.

4. Since you do not include depreciation of rental equipment in cost of sales, refer to SAB Topic 11:B and provide us, in disclosure-type format, the information required by the SAB.

Consolidated Statements of Cash Flows, page 51

5. Please provide us with a revised Consolidated Statements of Cash Flows that complies with paragraph 28 of SFAS 95, *Statement of Cash Flow*, which requires "adjusting net income of a business enterprise" to arrive at "net cash provided by operating activities."

Note 8 – Income Taxes, pages 64-65

6. Please provide us in disclosure-type format the disclosures required by paragraphs 45 and 47 of FAS 109 for continuing operations only, as your current disclosure includes discontinued operations.

Note 13 – Segments, pages 68-70

7. Please provide us in disclosure-type format the disclosures required by Paragraph 45 of FAS 142 regarding goodwill by segment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant